50

SECURITIES AND EXCHANGE COMMISSION 03015376
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 1 2003 WASH. D.C. 165 SEC PROCESSING SECTION

SEC FILE NUMBER
8- 50763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BridgeHouse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sawyer Bend Court Ste 100
(No. and Street)

Franklin, TN 37069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L. Rainey Gray (615) 373-9195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749 Nashville, TN 37215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, L. Rainey Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st BridgeHouse Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

L. Rainey Gray
Signature

CEO
Title

Elizabeth C. Giles
Notary Public
Notary expiration date July 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BRIDGEHOUSE SECURITIES, LLC
Financial Statements

December 31, 2002

Table of Contents

Independent Auditors' Report 1

Balance Sheet 2

Income Statement 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

Independent Auditors' Report on Accompanying Information 8

Computation of Net Capital Under Rule 15c 3-1 9

Supplemental Report of Independent Public Accountants on Internal Control Structure ... 10

PRICE
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying balance sheet of 1st BridgeHouse Securities, LLC as of December 31, 2002 and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities LLC as of December 31, 2002, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Price CPAs

Price CPAs, PLLC
Certified Public Accountants
Nashville, Tennessee
March 5, 2003

3813 CLEGHORN AVENUE • P.O. BOX 150749 • NASHVILLE, TENNESSEE 37215 • TELEPHONE 615/385-0686

1ST BRIDGEHOUSE SECURITIES, LLC
Balance Sheet
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	12,285
Total Current Assets	$	12,285

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	50
Total Current Liabilities		50
MEMBERS' EQUITY		12,235
Total Liabilities and Members' Equity	$	12,285

See Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Income Statement
For the Year Ended December 31, 2002

SYNDICATE FEE	$	20,000
EXPENSES		
Salary		5,000
Consulting Fees		5,500
Regulatory Fees		3,148
Professional Fees		645
Licenses and Permits		1,270
Insurance		471
Office Expense		11
Meals and Entertainment		8
Total Expenses		16,053
NET INCOME	$	3,947

See Notes to Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Period Ended December 31, 2002

Members' Equity – Beginning of Year	$ 7,288
Net Income	3,947
Partner Contributions	1,000
Members' Equity – End of Year	$ 12,235

See Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Syndicate Fee	$ 20,000
Cash Paid to Suppliers	(16,213)
Net Cash Provided by Operating Activities	3,787
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from Members	1,000
Net Cash Used by Financing Activities	1,000
Net Increase in Cash and Cash Equivalents	4,787
Cash and Cash Equivalents, Beginning of Year	7,498
Cash and Cash Equivalents, End of Year	$ 12,285

Reconciliation of Net Profit to Net Cash Provided by Operating Activities	
Net Income	$ 3,947
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities	
Decrease in Accounts Payable	(160)
Total Adjustments	(160)
Net Cash Provided by Operating Activities	$ 3,787

See Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a broker dealer offering products in annuities and mutual funds to banks, brokerage firms and other similar entities. The Company was formed in 1998 as a Tennessee Limited Liability Company. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Income Taxes

As a limited liability company, the Company passes through items of income and deductions to the individual members each year as earned or incurred. Thus, the LLC pays no federal income taxes itself.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2002.

At December 31, 2002, the Company had excess net capital of $7,235.

Note 3 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

PRICE
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Accompanying Information

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

Our report on our audit of the basic financial documents of 1st BridgeHouse Securities, LLC for the period ended December 31, 2002, appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
Certified Public Accountants
March 5, 2003

3813 CLEGHORN AVENUE • P.O. BOX 150749 • NASHVILLE, TENNESSEE 37215 • TELEPHONE 615/385-0686

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c 3-1
December 31, 2002

	Per Audit Report	Per Client Focus Report	Differences
Ownership Equity	$ 12,235	$ 13,758	$ 1,523
Less: Non Allowable Assets	-	(1,523)	(1,523)
Net Capital Before Haircuts	12,235	12,235	-
Haircuts on Securities	-	-	-
Undue Concentrations	-	-	-
Minimum Net Capital Requirement	(5,000)	(5,000)	-
Net Excess Capital	$ 7,235	$ 7,235	$ -

Supplemental Report of Independent Auditors on Internal Control Structure

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements of 1st BridgeHouse Securities, LLC (the "Company") for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rumi CPAs

Nashville, Tennessee
March 5, 2003